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Exhibit 12

STR Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income before income taxes and equity investments	$73,918	$33,040	$46,331	$13,395	$22,545
add: Amortization of interest capitalized	103	114	—	—	—
Fixed charges per below	17,555	18,887	22,369	17,669	7,932
less: Interest capitalized	(62)	(175)	(153)	(336)	—

Income as adjusted	$91,514	$51,866	$68,547	$30,728	$30,477

Fixed charges:
Interest expensed	15,784	17,068	20,809	16,008	6,743
Interest capitalized	62	175	153	336	—
Interest portion of rent expense(1)	1,709	1,644	1,407	1,325	1,189

Total fixed charges	$17,555	$18,887	$22,369	$17,669	$7,932

Ratio of Earnings to Fixed Charges(2):	5.21x	2.75x	3.06x	1.74x	3.84x

(1)
Consists of one-third of total rental expense that is a reasonable approximation of the interest factor.

(2)
As of the date for which information is presented in the above table, no preferred stock was issued and outstanding. Accordingly, no separate calculation of Ratio of Earnings to Fixed Charges and Preference Dividends is presented.

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  Exhibit 12
STR Holdings, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)